Exhibit 99.8

FOR IMMEDIATE RELEASE

Clarification

Paris, April 1, 2003 — France’s Competition Authority has issued a ruling that imposes a fine on four oil companies for “collusion in setting fuel prices” in highway service stations between January 1999 and June 2000. TotalFinaElf, for its part, was fined €12 million.

TotalFinaElf would like to strongly emphasize the following points:

1-    The Group denies and has always denied the existence of an organized system for exchanging information among competitors that would in any way have undermined free competition on highways.

2-    It does not collude and has not colluded in any way with other operators to fix prices on highways.

3-    It has done nothing more than collect information on prices displayed by other service station operators, which is a normal part of doing business in a competitive environment.

The similarities noted among fuel prices can be explained by objective reasons that were recognized by the Competition Authority itself in its notice dated May 16, 2000:

•    High fuel taxes.

•    Operating constraints specific to highway service stations, such as round-the-clock and year-round opening hours, special charges and supplementary costs related to station specifications.

•    Similarity in re-supplying conditions.

•    Similarity of the products (i.e. fuels) sold.

After studying the Competition Authority’s ruling, TotalFinaElf reserves the right to file an appeal with the Paris Court of Appeals.

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